Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi’s Board of Directors Proposes Appointment of Emmanuel Babeau as New Independent Director

*	Creates new Scientific Committee and nominates Thomas Südhof as Chair

*	Appoints Fabienne Lecorvaisier as Chair of the Audit Committee

PARIS, France – March 6, 2018 - At its meeting held on March 6, 2018, Sanofi’s Board of Directors proposed to submit the appointment of Emmanuel Babeau as new independent director, as well as the renewal of the terms of Olivier Brandicourt, Patrick Kron and Christian Mulliez to a shareholders’ vote during the general shareholders’ meeting on May 2, 2018. Robert Castaigne, board member since 2000 and current Chair of the Audit Committee, will not seek a new term. Fabienne Lecorvaisier will succeed him as Chair of the Audit Committee. The Board has also created a new Scientific Committee, which will be led by Thomas Südhof.

Emmanuel Babeau is Deputy Chief Executive Officer and Chief Financial Officer of Schneider Electric Group, a position he has held since April 2013. He joined Schneider Electric in 2009 as Chief Financial Officer. Before joining Schneider Electric Group, he was Group Chief Financial Officer of Pernod Ricard SA from 2003 to 2009. Emmanuel Babeau graduated from Ecole supérieure de commerce de Paris in 1989 with a degree in accounting and financial.

“Throughout his career Emmanuel Babeau led successful acquisitions and developed strong financial skills with an international mindset that will be strong additions to our Board. We are confident that his contribution to Sanofi’s strategy will be beneficial in bringing innovative medicines to the market,” said Serge Weinberg, Chairman of the Board, Sanofi. “I would like to thank Robert Castaigne for his strong contribution to the board and as Chairman of the Audit Committee since March 2015 and wish all the best to Fabienne Lecorvaisier who will succeed him as Chair of the Audit Committee.”

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

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Media Relations Contact Nicolas Kressmann Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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